Securities and Exchange Commission
Page 1

                                Lester Morse P.C.
                               111 Great Neck Road
                              Great Neck, NY 11021
                                 (516) 487-1446
                             Fax No. (516) 487-1452



                                              August 20, 1998



Securities & Exchange Commission
450 Fifth Street NW
Washington, DC  20549

Re:      Tellurian, Inc.
         File No. 333-56793
         Form SB-2 Registration Statement

Gentlemen:

         Enclosed please find Amendment No. 1 to the above captioned corporation's Form SB-2 Registration Statement. Under separate cover letter, two marked copies of the Registration Statement will be sent to the examiners as courtesy copies.

         This letter is in response to the staff's letter of comments dated July 17, 1998. All page numbers refer to pages in the marked courtesy copies rather than the Edgar page numbers for ease of reference. The paragraph numbers below correspond to the paragraph numbers in the staff's letter or comments.

     1.   Comment complied with on the cover page of the Prospectus.

     2. Cyberport Niagra, Inc. which owns the Cyberport entertainment facility is the only active subsidiary of Tellurian. This subsidiary is disclosed in the Prospectus Summary on page 7.

     3. The helmet has been ready for sale subject to receipt of customer deposits. This is disclosed on page 7.

     4&5. Comments complied with on pages 7 and 8.

     6.   Comment complied with on page 10.

     7.   Comment complied with on pages 12 and 13.

Securities and Exchange Commission
Page 2

     8.   Comment complied with on page 13.

     9.   Comment complied with on page 12.

     10.  Comment complied with on page 23.

     11. The purchase option on the Cyberport facility has expired and the "Use of Proceeds" has been revised. Please note Exhibit 10.16 on Page II-8.

     12.  Comment complied with on page 29.

     13.  Comment complied with on page 18-19.

     14.  Comments complied with on page 34.

     15. Due to preferred stock conversion effective June 30, 1998 described in the MD&A on page 31, the minority interest has been eliminated.

     16.  This information has been disclosed on page 44.

     17. The Company is in compliance with its agreement with Fightertown and intends to make the payment due August 15, 1998 within the next couple of weeks unless an extension is granted by Fightertown. Please note that the Company is not in default if such payment is made within 15 days of receiving a notice that the payment has not been made and Tellurian will be requesting an approximate one month extension. Comment complied with on page 45.

     18. John Bruno, a principal of J.W. Barclay & Co., Inc., the representative of this offering, has never been a founder, officer or director or otherwise related to Tellurian except as a security holder. We have been advised by Mr. Bruno that shortly after this filing, he intends to file any missing schedule 13-D/G's.

     19. Imafina and 1174757 have been advised by our office in writing of their obligations to file Schedule 13-D/G. While these are principal security holders of Tellurian, we cannot force them to comply with the Securities Exchange Act of 1934, as amended. None of the principals of Imafina or 1174757 are in any way an officer, director, founder or otherwise related to the Issuer and its officers and/or directors.

     20.  The table and footnotes have been revised on pages 58 - 60.

     21.  Comment complied with on page 68.

Securities and Exchange Commission
Page 3

     22.  Comment complied with on page II-11.

     23. The acquisitions covered by the letters of intent referred to in the original filing have been terminated. While the Company has been searching for acquisitions of complimentary products and services, the Company has no oral or written understandings, arrangements or agreements to consummate any transaction as of the filing date of this Amendment 1 and none will be entered into between now and the completion of the Offering.

     24.  Comment complied with on pages 24-34.

     25. Management believes that all stock issuances have been at the Company's then current fair market value for its Common Stock after giving effect in some cases to exchange rate changes between the Canadian dollar and US dollar and fluctuations in the market price of the Company's Common Stock during the period of negotiations.

     26. Training would be an extra charge and repairs and maintenance after the one year warranty is extra. Sales for the past 12 months have been minimal so any maintenance has been charged to current operations.

     27.  Comment complied with. See F-2.

     28. At the time of the preparation and issuance of Company's financial statements, the Company fully intended to hold the marketable securities until their maturity. Subsequent to the issuance of the report, the Company had the opportunity to acquire the controlling interest in the Cyberport development (in which it originally was a minority partner), and the Board of Directors chose to accept that opportunity. As a result, the Company became the primary developer of that facility, a change which dramatically altered its cash flow projections and needs. Accordingly, the securities were sold prior to maturity as planned.


     29.  Comment complied with with 6/30/98 financial statements.

     30.  Comment complied with. See Exhibit 23.

                                                     Very truly yours,

                                                     LESTER MORSE P.C.



                                                     Steven Morse
SM:ag
Enclosures